Mail Stop 3561

      							August 4, 2005


Via U.S. Mail and Fax (978-988-0659)
John B. Bartlett
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA  01887

	Re:	UniFirst Corporation
		Form 10-K/A for the fiscal year ended August 28, 2004
		Filed July 28, 2005
File No. 001-08504


Dear Mr. Bartlett:

We have reviewed your supplemental response letter dated July 28, 2005 as well as the above referenced filing and have the following comments. As noted in our comment letter dated February 18, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form10-K/A for the fiscal year ended August 28, 2004

Item 9A Controls and Procedures

1. We note your statement that your "disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s Rules and forms." Since you restated your financial statements for the year ended December 31, 2004 (August 28, 2004), it appears that your disclosure controls and procedures were ineffective as of December 31, 2004 (August 28, 2004). Please revise, or tell us why you believe they were effective.



*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joe Cascarano, Staff Accountant, at (202)
551-
3376 or Joe Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



John B. Bartlett
UniFirst Corporation
August 4, 2005
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